AH 3/16/2004

04002019

CM 3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. D.C. 161

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. FEB 2 7 2004 528

SEC FILE NUMBER
8- 50087

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRANUM SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
126 EAST 56TH STREET, 25TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LLOYD MOSKOWITZ 212-407-3344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JONAS B. SIEGEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRANUM SECURITIES, L.L.C., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

LAURIE A. BARISH
Notary Public, State of New York
No. 31-4904559
Qualified in New York County
Commission Expires September 8, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH. D.C. 161 SECTION

Granum Securities, L.L.C.

Statement of Financial Condition

December 31, 2003

Granum Securities, L.L.C.
Index
December 31, 2003

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Granum Securities, L.L.C.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Granum Securities, L.L.C. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 30, 2004

Granum Securities, L.L.C.
Statement of Financial Condition
December 31, 2003

Assets		
Cash	$	120,011
Accounts receivable		4,699
Securities owned, at fair value		22,050
		146,760
Liabilities and Members' Capital		
Liabilities		
Accrued expenses and other liabilities		39,288
Members' capital		107,472
	$	146,760

The accompanying notes are an integral part of this financial statement.

1. Organization

Granum Securities, L.L.C. (the "Company") was incorporated in December, 1996 and commenced operations on February 1, 1997. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934. The Company distributes shares of an affiliated open ended management investment company (commonly known as a mutual fund).

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities owned, which are listed on a national securities exchange, are valued at their last sales price as of the last business day of the year. Securities not so listed are stated at fair value as determined by Management and takes into consideration available financial information about the holdings.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown and this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At December 31, 2003 the Company had net capital of $80,723, which was $75,723 in excess of the minimum required.

4. Related Party Transactions

The Company entered into a Revenue Sharing Agreement with an affiliate, Granum Capital Management, L.L.C. ("GM"). Effective December 1, 2003, GM will pay $12,500 per month to the Company to cover expenses incurred for the benefit of GM. This payment will be made out of GM's monthly management fee from Granum Value Fund.

The Company will be responsible for its own direct expenses including NASD fees, audit, legal and Anti-Money Laundering fees, marketing and website expenses and fees to distributing broker dealers with whom it has a contractual relationship.

The monthly fee is subject to periodic reviews by the Management of each company.

At December 31, 2003, the Company had payables to an affiliate (Granit Capital International Group) in the amount of $2,300 and $2,293 for audit/tax expenses and commission expenses paid by the affiliate on behalf of the Company.

5. Securities Owned

Securities owned are common stock in National Association of Securities Dealers, Inc. ("NASD") and warrants on NASD common stock.

The shares have not been registered under the Securities Act of 1933 and may only be sold in compliance with SEC Rule 144 or an exemption from the registration requirements of Section 5 of the Securities Act of 1934.

Subject to the provisions of the Warrant Agreement, each Warrant shall entitle its holder to purchase four shares of Common Stock owned and held by the NASD. Each Warrant will be exercisable in four annual tranches, with one share of Common Stock available for purchase in each tranche. Each tranche shall be exercisable for a one-year period. The exercise prices of each remaining tranche are as follows:

Tranche	One Year Exercise Period Ends	Exercise Price Per Share During the Exercise Period
Tranche 2	June 29 2004	$14
Tranche 3	June 27, 2005	$15
Tranche 4	June 27, 2006	$16

The Exercise Price of the Warrants should not be regarded as an indication of any future market price of the shares of Common Stock now being offered.

The NASD shares are traded on the OTCBB (Over the Counter Bulletin Board). The NASD is a publicly reporting company and therefore the securities and warrant on the securities have been disclosed at their estimated fair value as at December 31, 2003.

At December 31, 2003 these securities at estimated fair value consist of the following:

Equities	
1,000 NASD common shares @$9.45 per share (cost $13,000)	$ 9,450
Warrants	
1,125 warrants on NASD shares @ $11.20 (cost $15,750)	12,600
	$ 22,050